FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. (formerly Asanko Gold Inc.) ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

August 17, 2020

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on August 17, 2020 through Globe Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On August 17, 2020, Galiano announced the appointment of Mr. Matt Badylak as its Executive Vice President and Chief Operating Officer.

Item 5:

5.1 Full Description of Material Change

On August 17, 2020, Galiano announced the appointment of Matt Badylak as Executive Vice President and Chief Operating Officer. Mr. Badylak will be based in the Company's head office in Vancouver, British Columbia.

Mr. Badylak most recently held the role of General Manager Kisladag Mine with Eldorado Gold.  Prior to his role at Kisladag, Matt held various corporate and operations management roles in Eldorado Gold, including Managing Director of China Operations and prior to that, General Manager of the Tanjianshan Gold Mine located on the Tibetan Plateau in China's Qinghai Province.  Prior to Eldorado Gold, he worked in various technical roles across Australia and Asia.  He holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Lynette Gould, Senior Vice President of Investor Relations of Galiano, at (778) 729-0608.

Item 9: Date of Report

 August 25, 2020.